                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                Amendment No. 4

                    Wilshire Financial Services Group Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   971867106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                         Fog Cutter Capital Group Inc.
                            1631 SW Columbia Street
                            Portland, Oregon 97201
                                (503) 721-6500

                                with a copy to:
                           Daniel E. Titelbaum, Esq.
                        Heller Ehrman White & McAuliffe
               333 Bush Street, San Francisco, California 94104
                                (415) 772-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      August 28, 2000 - January 31, 2001
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



                        (Continued on following pages)

                              (Page 1 of 5 pages)
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 971867106                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fog Cutter Capital Group Inc.
     EIN: 52-2081138
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     OO
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Maryland
------------------------------------------------------------------------------
                      SOLE VOTING POWER
                  7
  NUMBER OF            None

  SHARES       ---------------------------------------------------------------
                      SHARED VOTING POWER
 BENEFICIALLY     8
                      2,874,791
  OWNED BY
               ---------------------------------------------------------------
  EACH                SOLE DISPOSITIVE POWER
                  9
 REPORTING            None

  PERSON       -----------------------------------------------------------
                      SHARED DISPOSITIVE POWER
  WITH           10
                      2,874,791
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     2,874,791

------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     14.35%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
         RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 971867106                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fog Cap L.P.
     EIN: 93-1236269
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [X]
                                                               (b) [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     OO
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
------------------------------------------------------------------------------
                      SOLE VOTING POWER
                 7
 NUMBER OF            None

  SHARES       -----------------------------------------------------------
                       SHARED VOTING POWER
BENEFICIALLY     8
                       2,874,791
 OWNED BY
               ---------------------------------------------------------------
   EACH                 SOLE DISPOSITIVE POWER
                 9
 REPORTING             None

  PERSON       -----------------------------------------------------------
                       SHARED DISPOSITIVE POWER
   WITH          10
                       2,874,791
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     2,874,791

------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     14.35%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     PN
------------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
         RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                                           ---------------------
                                                               PAGE 4 OF 5 PAGES
                                                           ---------------------


                                 INTRODUCTION

   The Reporting Persons herein named hereby file this Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons on June 10, 1999 and amended on June 18, 1999, June 23, 1999 and December 20, 1999 (the "Statement") in respect of shares of Common Stock of Wilshire Financial Services Group Inc. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

   Only those Items amended (including the cover pages of this Statement) are reported herein.

Item 2.  Identity and Background

         Wilshire Real Estate Investment Inc. has changed its name to "Fog Cutter Capital Group Inc." ("FCCG"). FCCG's address has changed to:

                   1631 SW Columbia Street
                   Portland, Oregon  97201

         Wilshire Real Estate Partnership, L.P. has changed its name to "Fog Cap L.P." ("FCLP"). FCLP's address has changed to:

                   1631 SW Columbia Street
                   Portland, Oregon  97201

         In all other respects the information in Item 2 remains unchanged.

Item 4.  Purpose of Transaction

         Item 4 is amended by adding the following paragraphs to the end of
         Item 4:

          In August, 2000, FCCG, together with Andrew A. Wiederhorn and Lawrence
          A. Mendelsohn, entered into settlement agreements with WFSG and its subsidiaries and affiliates (other than First Bank of Beverly Hills, F.S.B.), pursuant to which all disputes among the parties have been settled (the "Settlement"). An affiliate of the Issuer continues to service certain mortgage-backed securities held by FCCG. Further, FCCG enjoys a prepaid servicing fee credit with this affiliate of the Issuer to be utilized by servicing of the loans for FCCG (exclusive of the mortgage-backed securities).

          On November 8, 2000, FCCG withdrew its holding company application on Form H-(e)(1) with the Office of Thrift Supervision ("OTS") previously referred to in this Schedule based upon conversations with the OTS that no further action under Paragraph 1 of the Order by the Director of OTS dated May 20, 1999 was required by FCCG or its affiliates. On January 30, 2001, FCCG filed a rebuttal of control application ("Rebuttal Application") seeking that the OTS determine that FCCG would not "control" WFSG if FCCG, through no action of its own, became one of the two largest shareholders of WFSG. On February 22, 2001, after discussions with OTS staff members, FCCG withdrew the Rebuttal Application without prejudice as the OTS indicated that it was not prepared to make such a determination in advance.
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                                                           ---------------------
                                                               PAGE 5 OF 5 PAGES
                                                           ---------------------



                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 23, 2001     Fog Cutter Capital Group Inc.


                               By: /s/ Andrew A. Wiederhorn
                                   -------------------------
                                   Andrew A. Wiederhorn
                                   Title:  Chief Executive Officer



                               Fog Cap L.P.

                               By:       Fog Cutter Capital Group Inc.
                               Its:      General Partner


                               By: /s/ Andrew A. Wiederhorn
                                   -------------------------
                                   Andrew A. Wiederhorn
                                   Title:  Chief Executive Officer